SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  January, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on 2005 Footwall Targets dated

January 13, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 13, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

Sudbury Joint Venture to Step-Up Exploration for

Cu-Pt-Pd-Au Footwall Deposits in 2005

TORONTO: January 13, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) announce that 53% of the planned drilling in the Sudbury Joint Venture’s (“SJV”) $11.4 million 2005 Exploration Budget will be allocated to explore for copper-platinum-palladium-gold (“Cu-Pt-Pd-Au”) deposits in the prospective footwall environments behind the SJV’s Levack/McCreedy West Mine Complex located in the Sudbury District, Ontario and to explore for similar Cu-Pt-Pd-Au footwall deposits and nickel (“Ni”) contact deposits at the SJV’s Podolsky Property. The remainder of the 2005 drill program will be utilized to increase and upgrade the McCreedy West and Levack resources and reserves and to assist in mine planning and production.

2004 Footwall Exploration Results

The 2004 FNX and historic drilling in the footwall environments behind the Levack Mine (Fig.1) have intersected favourable host rocks containing significant Cu-Pt-Pd-Au values. The 2004 FNX mineralized intersections (Table 1) range from 0.5 ft to 27.9 ft in core length and, together with the results of historic drilling (Table 2), indicate a strike length of 600 ft in the footwall behind the Levack #3 Orebody (Fig. 2) and 350 ft in the footwall behind the Levack Main Orebody (Fig.3). The Levack #3 Orebody footwall target area has associated off-hole borehole geophysical anomalies that have not yet been drill tested.  Both target areas are open and warrant extensive additional drilling.

HIGHLIGHTS OF 2004 McCREEDY WEST and LEVACK FOOTWALL DRILLING

Hole No.	Ft.	Cu%	Ni%	Pt+Pd+Au g/T
6025	4.8	28.9	0.5	4.6
6029	27.9	20.6	1.0	5.1
incl	5.2	23.1	3.6	5.6
incl	15.7	29.0	0.5	7.2
6032A	1.3	18.9	9.1	10.5
6037	6.7	3.9	0.8	3.6
6031	25.0	1.1	0.3	4.0
6033	1.2	3.2	0.5	13.6

The footwall drilling results, to date, have not yet determined the continuity, orientation and significance of individual veins, however the SJV is very encouraged by the positive indications, especially the persistence of the high-grade Cu-Pt-Pd-Au vein systems over significant strike lengths in very favorable geological environments. These areas are also considered to be very favourable for “no seeum”, low sulphidation type Cu-Pt-Pd-Au deposits.

The SJV’s 2005 surface drilling program will focus on the footwall environments behind the McCreedy and Levack Mines and follow-up the successful 2004 exploration results with extensive drilling of high-priority footwall targets containing Cu-Pt-Pd-Au drill intersections, favourable geology and associated borehole geophysical anomalies.

Background

The Sudbury Basin Cu-Pt-Pd-Au footwall deposits are emplaced within zones of intense Sudbury Breccia and are usually situated behind or in the shadow of nickel-rich ore deposits at or near the basal contact of the Sudbury Intrusive Complex.  Some of the best examples of this type of ore deposit are the SJV’s McCreedy West PM and Copper-vein Deposits behind the McCreedy West nickel-rich contact deposits, Inco’s McCreedy East 153 and Falconbridge’s Strathcona footwall deposits behind the McCreedy East and Strathcona nickel-rich contact deposits and Falconbridge’s Nickel Rim South deposits. The Nickel Rim South Cu-Pt-Pd-Au footwall deposit and its associated nickel-rich contact deposit were recently discovered by Falconbridge, who have published a Nickel Rim South resource of 13.7 million tonnes grading 1.7% Ni, 3.6% Cu and 5.0 g/T TPM.  Falconbridge is currently putting the property into production at a net cost of US$413 million.

The McCreedy West and Levack Properties (Fig. 1) are located within the very productive Levack Embayment, which hosts over 16 producing or formerly producing mines containing over 250,000,000 tons of nickel-rich contact type ore. The eastern half of the Levack Embayment is held by Inco and Falconbridge and, in addition to hosting important nickel-rich deposits, also hosts several large, high-grade Cu-Pt-Pd-Au footwall-type deposits situated behind the nickel-rich contact deposits. Some of these deposits are situated significant distances away from the nickel deposits and the contact area. The SJV properties cover the western half of the Levack Embayment, which also hosts large, nickel-rich contact deposits, but no large Cu-Pt-Pd-Au footwall-type deposits similar to those discovered on the eastern portion of the Levack Embayment.  However, the Cu-Pt-Pd-Au footwall mineralization discovered to date on the SJV’s western half of the Levack Embayment (e.g. PM Deposit at McCreedy West and high-grade, isolated drill intersections) clearly demonstrates the high potential for SJV’s western part of the Levack Embayment to also host large, significant Cu-Pt-Pd-Au footwall-type deposits. Most of the SJV footwall mineralization discovered to date is behind the McCreedy West Mine and is situated close to the contact area. Both the proximal footwall target areas and the more distal footwall environments away from the contact area have not been well explored on the SJV portion of the Levack Embayment and require extensive detailed drilling.

The SJV’s Levack property has a very large zone of intense Sudbury Breccia in direct association with and behind the Levack Mine, which produced over 60 million tons of nickel-rich contact ore. No significant footwall type deposits have yet been discovered behind Levack’s nickel-rich contact deposits.  This may be due to the fact that, the Levack footwall and its Sudbury Breccia zone in this area have not been adequately explored. The limited but positive exploration conducted in this area to date, (i.e. sulphide intersections with grades and mineralogy that are typical of the footwall deposits), demonstrates the significant potential of the Levack mine footwall area. The FNX footwall exploration completed since acquiring the SJV properties (including surface mapping, geophysics and drilling along with the geological studies on the PM and Podolsky deposits) has provided a much better understanding of the prospective footwall environments and has led to the identification of prospective targets on the McCreedy West, Levack and Podolsky properties.

The focus at the Podolsky Property in the 2005 Exploration Program is sinking the exploration shaft on the 2000 Deposit and the advanced underground exploration program leading to a feasibility study. However, much of the four kilometer contact and footwall environments at the Podolsky Property have not been adequately explored and the SJV plans to test several very prospective targets on the property. These include both nickel-bearing targets at the base of the Sudbury Intrusive Complex and Cu-Pt-Pd-Au in the footwall and offset dyke environments.

Upgrading of nickel resources at McCreedy West Mine is currently being undertaken using closer spaced drilling within the Inter Main Deposit and step-out drilling to expand the limits of the Inter Main.  This program, which was initiated in mid 2004, is meeting with success and will be aggressively pursued in the first half of 2005.   Footage has been allocated for surface drilling to test the nickel bearing Boundary Deposit, which may be part of a down-dip extension of the currently producing Inter Main Deposit. The sparsely tested basal contact of the Sudbury Igneous Complex in the area between McCreedy West and Levack Mines is considered a large, favorable target area and will be tested in greater detail from underground locations.

The rehabilitation of the Levack #2 shaft is proceeding as planned and when underground access is available drilling will be conducted to upgrade Levack’s audited measured and indicated nickel resources of 5.1 million tons grading 1.9% Ni and 0.9% Cu and inferred nickel resources of 1.0 million tons grading 2.0% Ni and 0.9% Cu (FNX News Release September 4, 2003).

Sudbury Joint Venture – General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Podolsky (formerly Norman) and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results. Please see the July 16, 2003 press release and the above referenced Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

This news release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  In this news release, statements about potential discoveries of footwall type deposits and 2005 budget forecasts are forward-looking statements.  There is no guarantee that any discovery of commercial mineralization will be made on FNX Mining’s properties or that the forecast budget will be spent. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

Notes to Tables:

  The lengths reported are core intersection lengths; Insufficient information is currently available to determine true widths

  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

  TPM = total precious metals defined as Pt+Pd+Au

   g/T = grams per metric tonne

  nsv = no significant values

  na = not assayed

   TABLE 1:  2004 FNX Drilling - North Range Footwall

Borehole	East	North	Az°	Dip°	Feet			%		g/T
					From	To	Length	Cu	Ni	Pt	Pd	Au	TPM
Footwall to Main Orebody - Levack
FNX6019	9216.5	10637.7	11.0	-45.0	145.0	157.5	12.5	0.8	2.0	0.4	1.3	0.0	1.7
FNX6023	10200.8	10490.4	0	-85.7	699.6	707.1	7.5	0.4	0	1.2	1.7	0.6	3.5
FNX6025	10023.0	10496.5	264.6	-60.9	770.7	775.5	4.8	28.9	0.5	1.0	3.0	0.5	4.6
FNX6027	9353.6	11744.8	165.3	-48.2	1635.6	1643.7	8.1	0.3	0.1	1.5	0.8	0.6	2.9
FNX6028	9689.8	10189.2	338.1	-57.3	569.1	570.1	1.0	6.2	11.6	0	0	0	0
FNX6029	9835.7	10419.1	287.2	-77.5	739.9	767.8	27.9	20.6	1.0	1.0	3.7	0.4	5.1
			incl.		739.9	745.1	5.2	23.1	3.6	1.0	4.2	0.3	5.6
			incl.		752.1	767.8	15.7	29.0	0.5	1.5	5.2	0.5	7.2
					950.9	956.1	5.2	7.1	1.6	0.6	0.4	0.9	1.9
FNX6032A	9134.2	10598.7	112.3	-62.6	1039.6	1041.0	1.4	11.3	2.6	1.3	8.5	0.3	10.1
			and		1138.5	1139.8	1.3	18.9	9.1	1.3	8.5	0.7	10.5
FNX6034	9836.0	10420.6	293.5	-76.2	1014.8	1015.3	0.5	8.6	0.4	1.2	2.9	0.4	4.5
FNX6035	9138.8	10582.5	291.5	-76.1				nsv	nsv	nsv	nsv	nsv	nsv
FNX6037	9127.0	10595.6	85.4	-64.5	1022.8	1029.5	6.7	3.9	0.8	1.3	1.3	1.0	3.6
			and		1107.4	1112.1	4.7	0.2	<0.1	0.9	0.5	0.3	1.6
			and		1267.4	1270.7	3.3	0.4	0.1	3.9	1.8	0.4	6.1
FNX6038	9127.2	10595	85.3	-55.5	738.7	741.8	3.1	28.9	0.1	0.9	6.1	0.6	7.6
					856.2	858.8	2.6	1.5	0.4	4.4	4.1	0.6	9.1
					878.3	880.1	1.8	22.7	0.5	3.6	6.4	1.4	11.4
Footwall to #3 Orebody - Levack
FNX6031	12715.8	9599.7	353.2	-74.4	2048.4	2073.4	25.0	1.1	0.3	1.6	2.0	0.4	4.0
FNX6033	12712.3	9596.6	328.6	-74.0	1953.7	1955.3	1.6	6.1	0.5	3.2	4.0	<0.1	7.2
			and		2012.8	2014.0	1.2	3.2	0.5	12.7	0.6	0.3	13.6
			and		2033.0	2034.7	1.7	0.5	0.7	9.3	2.8	0.4	12.5
			and		2078.8	2086.4	7.6	0.4	0.2	1.3	1.4	0.3	3.0

   TABLE 2:

Historic Drilling - North Range Footwall

Borehole	East	North	Az°	Dip°	Feet			%		g/T
					From	To	Length	Cu	Ni	Pt	Pd	Au	TPM
Footwall to Main Orebody - Levack
855640	9600	10799	360	-90	329.2	332	2.8	1.5	0.3	5.6	4.7	0.6	10.9
					876.5	880.8	4.3	0.4	0.1	6.3	3.2	4.8	14.3
855650	9601	10796	180.2	-67	683	685	2.0	9.6	0.1	0	0.6	0.1	0.7
				and	754.5	756.1	1.6	12.4	0.1	0	0.2	0	0.2
855670	9750	10713	180.2	-67	845.7	852.5	6.8	2.6	0.4	0	0.2	0	0.2
855710	9354	10892	142.7	-67	760.6	763.1	2.5	27.8	0.2	0.9	5.9	1.5	8.3
				and	952.2	956.7	4.5	31.0	0.3	3.4	8.5	0.5	12.4
971610	9140	10634	96.6	-68	1208.3	1263	54.7	0.3	0.1	1.0	0.5	0.3	1.8
				and	1295.3	1309	13.7	0.4	0.1	2.9	1.5	0.8	5.2
971630	10159	10686	42.6	-90	839.2	847.3	8.1	0.5	0.1	2.0	3.3	0.3	5.6
				and	865.6	867.1	1.5	0.2	<0.1	13.0	3.5	0.4	16.9
Footwall to #3 Orebody - Levack
75900	12941	10064	360	-60	544.2	544.5	0.3	26.5	0.2	na	na	na	na
686600	13100	10625	180	60	44.8	45.8	1.0	7.1	0.3	9.0	17.7	0.2	26.9
722140	12656	9893	360	-19	469.7	481.7	12.0	2.8	0.2	3.4	8.4	2.7	14.5
722150	12513	9922	360	-13.5	396	419	23.0	0.2	0.1	1.7	2.5	0.2	4.4
				and	445.9	465.5	19.6	0.2	0.4	3.0	4.3	0.1	7.4
971670	12047	10125	73.6	-77	2037.9	2041.9	4.0	0.5	0.8	13.4	8.4	0.1	21.9
				and	2081	2113.1	32.1	1.5	0.1	3.2	2.9	0.5	6.6
1033100	12726	10268	61.6	-87.8	2132.3	2133.8	1.5	1.2	0.2	4.7	6.2	1.4	12.3
				and	2182.5	2193.6	11.1	1.8	0.3	2.0	4.4	1.0	7.4
				and	2214	2233	19.0	0.6	0.5	1.7	2.4	0.3	4.4